Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: March 21, 2021

Daniel:	Hello. My name is Daniel Amir, Vice President, Investor Relations at ironSource. I want to welcome you to the ironSource and Thoma Bravo Advantage Investor Webcast. ironSource has filed an investor presentation with the SEC, which is also available at www.is.com/investors.

Before we begin, let me quickly cover the Safe Harbor. During this presentation, we will be making certain forward-looking statements including projections or estimates about the future performance of the company. These statements are based on current expectations and assumptions that are subject to risk and uncertainties; actual results could materially differ because of factors discussed on today’s presentation and in our filings with the Securities and Exchange Commission.

During this presentation, we’ll also refer to certain non-GAAP financial measures. More information about our non-GAAP financial measures can be found in our registration statement on form F4 and on our filings with the Securities and Exchange Commission.

With that, I will turn it over to Orlando Bravo, Chairman of Thoma Bravo Advantage and founder and managing partner of Thoma Bravo.

Orlando:	Thank you, Daniel, for the introduction; and more importantly, to Tomer and the ironSource team for partnering with us.

Thoma Bravo has a long history in software investing; our firm was one of the first private equity firms to enter the software market 20 years ago. Since then, we have acquired roughly 300 software companies; and throughout our journey, we have produced some of the best returns in the private equity industry.

Today, Thoma Bravo is the largest software-focused private equity firm, managing nearly 77 billion in assets. We have 55 investment professionals and 27 operating partners and executives. We will employ our experience and the resources of our organization to add strategic and operational value to ironSource.

Now, at Thoma Bravo, we have a very specific investment strategy. First, we look to back market leaders and we focus on working always with existing management in a process to build long-term fundamental value. ironSource is an excellent fit with our investment approach. This is a very special and unique software company that basically creates an entire business out of apps and runs the full business of that content creator going forward.

Our investment thesis for the company is as follows: ironSource provides a very valuable and differentiated technology platform to an ecosystem of app developers that represents a large and fast-growing community. If you look at it, by 2025, just the core market currently served by ironSource is expected to exceed 40 billion. The company has a powerful business model that enables it to grow along with its customers; it prices its product in a way that aligns the interest of the company with its customers, allowing ironSource to grow as the app economy expands, and as its customers become more successful.

The company’s technology and business model results in net retention rates of roughly 150 percent with 2020 organic revenue growth of 83 percent, and EBITDA margins in excess of 30 percent. The company has minimal capital expenditures, so free cash flow pre-tax is roughly the same as EBITDA.

Very importantly, ironSource is led by an exceptional management team. This is a team who has been together for a long time and is both visionary and knows how to execute. We are really proud to be associated with Tomer on the ironSource team and an affiliate of Thoma Bravo will therefore be investing 300 million in the pipe as part of this transaction.

To give you a couple of details on the transaction: the sources are $1 billion from Thoma Bravo Advantage, plus the $1.3 billion PIPE. Of this $2.3 billion total, $700 million will go to the balance sheet; $1.5 billion will provide liquidity to ironSource current shareholders; and $100 million will go to pay fees and expenses. The pre-money valuation is $10 billion, which means that the current shareholders of ironSource will own approximately 77 percent of the company, post-transaction.

There are a couple of slides that show you the comps and all I’ll say to that is ironSource, as you can see, is priced at a significant discount to the comps; and at the same time, has superior business and financial metrics in terms of organic growth, margins and net retention rates.

Finally, I’ve had the pleasure to invest and partner with some great companies over the past 20 years, and I can tell you that it is so unique to find a company like ironSource with these kinds of metrics that, at the same time, is led by a great group of people who we are proud to partner with.

Thank you.

Tomer: Thank you, Orlando. Hi, everyone, and thank you for joining us today to hear about ironSource and how we’ve built a leading business platform empowering content creators to prosper in the app economy. This is a short overview of ironSource; you’ll find more detailed information and videos on our website.

We’re happy and honored to be partnering with Thoma Bravo taking ironSource public. With Thoma Bravo being the leading investor in the software sector, I’m sure partnering with them will help ironSource achieve the next level of expanding the platform into other categories and continue building the leading software platform for the app economy.

For the last decade, we at ironSource have been focused on creating a business platform for content creators to enable them to build scalable successful businesses in the app economy. We started the company with eight founders which is very unique; and what’s even more special is that we stuck together for all this time, building the company, expanding to different solutions, and expanding our offering to the app economy.

Today, we have just over 750 employees, over 50 percent being R&D employees. In 2020, we generated $332 million of revenues and we grew 83 percent year-over-year; and we did that while maintaining a very healthy adjusted EBITDA margin of 31 percent.

Now, let us talk about the app economy. Today, almost everything we do, we do on our mobile devices. We spend hours and hours a day on our phones, and 83 percent of that time, we spend on apps. We download billions of apps every year and this encompasses what we call the app economy. If we look deeper into which apps we use, they can be categorized primarily into two buckets: social media and games. We focus on gaming and we’re very excited about this ecosystem because it’s very big, it’s growing super-fast, and it has fundamentally changed over the last decade.

Games were historically only for people playing on their consoles or their PCs; but with mobile, that has fundamentally changed and today, there are over 2.6 billion mobile gamers worldwide. ironSource is the platform of choice for many mobile game developers and content creators to take their content and scale it into a successful business. We are typically top rated by industry sources like AppsFlyer, right after Google and Facebook, as the top independent platform serving game developers. You could also go to the different app stores and search for the top downloaded apps.

We are integrated on 90 percent of the top 20 most downloaded games. We attribute our success to our platform approach to the app economy; our platform is app-centric and takes care of the holistic needs of the app developer and telco operators throughout the app lifecycle, including user growth and monetization, and creative management and publishing. Following our success with developers, we wanted to expand our reach to the other important constituents of the app economy: the telco operators.

Telcos are very good at selling just a device or, perhaps, a data package, but lack capabilities and a platform to really tap into the app economy and better engage with users across everything that is device-centric. We have one platform, the ironSource platform with two solution suites. We have ironSource Sonic serving app developers and we have ironSource Aura serving the telecom operators.

After an app developer creates a game, he or she needs to grow their user base; they then need to drive revenue through effective monetization capabilities; then, most importantly, they need to analyze their data and optimize results. That analysis informs reinvestment in their game portfolio.

This is the app growth cycle and our Sonic solution suite is purposefully built to serve it. For user growth, we provide granular campaign management, we provide the ability for developers to promote their own games and their own content, and let them compete using our data science with external offers; we enable developers to automate their return on advertising spend. For monetization, our mediation product is the most used mediation product among the AAA game studios who use it to manage all of their ad monetization; we also have a very deep analytics solution and best-in-class creative management.

About a year ago, we took all these products and created a publishing solution which made them accessible to indie developers who didn’t have the resources or expertise to use our platform; we have tested thousands of games since then and we have published 19 of them, which means our technology identified that 19 of them have very high marketability scores; 14 of the games that we’ve published reached the top 10 most downloaded at some point in 2020; and we have more than 10 million daily active users as of the end of 2020.

We are a platform of choice for game developers today, which means that when they want to build the business, they need to use us; they need us in order to succeed and our platform is based on this very powerful growth cycle, providing all of the solutions in one place. Further, our platform is extremely sticky with developers and it’s because our business model is aligned with them such that when they grow, we grow with them.

Now, let me tell you about Aura. If you think about it, every mobile user in the world is also a telco user; 80 percent of mobile devices sold in the US are sold by telcos, so this is a huge opportunity. If a telco wants to promote an application to subscribers, in most cases, it will send the device to the factory, to the OEM, it gets preloaded with applications and then gets shipped back to the US. Further, if a telco wants to communicate with a subscriber today, in many cases, it will text the user and nobody really reads text messages today; everything is in instant messaging. In addition, telco operators have a huge dependency on brick-and-mortar stores and have struggled with effectively selling services outside the store and on premises.

You can think of Aura as the telcos operating system for holistically engaging with users throughout the lifecycle of the device; these touchpoints create a unique on-device distribution channel for app developers to promote their apps as a native part of the device experience.

Telecom operators can also promote their own content and services to their users throughout Aura, on-device, and out of the stores. By incorporating the relevant app and services recommendation into the device experience, we allow telco operators to provide more value to the users. This, in turn, increases brand loyalty, reduces churn, and drives incremental revenue.

We’re a very sticky platform for telcos, deeply integrated into the device; and once we’re in, we’re really hard to replace and there is a huge barrier to entry. The fact that we are deeply integrated makes it easier for us to promote and add additional services; and vice versa, we’re the path of least resistance for telcos when they want to promote a new service or a new application on a device.

ironSource has a robust financial profile based on scale, hyper-growth, and profitability. We finished 2020 with total revenues of $332 million; we have enjoyed strong and consistent growth over the last years, with last year’s growth of 83 percent. We have close to 300 customers generating above $100k in revenues annually and those customers grew 54 percent year-over-year. By 2022, we expect our revenues to grow at a 37 percent annual growth rate to $622 million.

Our dollar-based net expansion rate for 2020 is approaching 150 percent, calculated over the last trailing twelve months. We have been profitable since our foundation with non-GAAP adjusted EBITDA margins of 31 percent in 2020. Our business model is aligned with the success of our customers; it is composed of three main drivers: revenue share, usage base, and in-app monetization.

In revenue share, we retain a share of the revenue that our customers generate with us; in usage base, we charge a fixed percentage from the transactions we facilitate throughout some of our solutions; and in in-app monetization, we record revenue from the inner placement of the games we publish in our Sonic publishing solution. Our 2020 growth has been fueled by the expansion of our Sonic and Aura solutions as well as the launch of our Sonic publishing solution in February 2020.

Our revenue is driven mainly by our large customers. We define “large” as those who generate over a $100,000 annually. These customers grew from 189 to 291 over the last year, representing growth of 54 percent; the share of our total revenue expanded from 91 percent to 94 percent in 2020 and the retention is very high: 96 percent in 2019 and 97 percent in 2020. These large customers are a very important source of stability and predictability of our financial models.

Our dollar-based net expansion rate was over 145 percent in seven out of the last eight quarters, with an average of 148 percent. Along with our cohort behavior, this is strong evidence of our ability to increase the usage of our solution with existing customers over time throughout cross-sell and upsell. ironSource has been profitable from Day 1. Growth one growth is our top priority, but we believe in profitability and healthy margins; this is part of our DNA. Our annual adjusted EBITDA crossed the $100 million mark in 2020, representing an annual growth rate of 39 percent. Our EBITDA margin was 41 percent in 2019 and came down to 31 percent in 2020 as part of our investment in future growth. We expect our adjusted margins to stay in the 30s in the near term and to expand to the 40s in the long term after the growth will stabilize. In 2021, we plan $130 million in adjusted EBITDA and $188 million in 2022.

Our robust top line growth is very telling about our market approach; we believe there is a huge opportunity and we want to be very aggressive in how we capture that market share.

Our profit margins are very telling of our technology’s superiority, simply because you cannot grow this fast and maintain these profit margins without really having superior technology to anyone else. The combination of these two allows us to win financially and we will maintain this going forward, and we do all of that while maintaining a full alignment with our customers.

We have a proven history of successfully being able to build multiple businesses in the app economy, and I believe our DNA and company culture, along with the partnership with Thoma Bravo, is what will help us grow the company and really achieve the next level of success as a public company.

Additional Information and Where to Find It

This press release relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This press release does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.